September 17, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Allicia Lam

Re:	ProUroCare Medical Inc. Post-Effective Amendment No. 2 on Form S-3 to Form S-4 (the “Registration Statement”)
SEC File No. 333-167969

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ProUroCare Medical Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:30 p.m. Eastern Time on September 21, 2010, or as soon thereafter as possible.

The Company hereby acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PROUROCARE MEDICAL INC.

By	/s/ Richard B. Thon
Richard B. Thon, Chief Financial Officer

cc:	Richard C. Carlson, Chief Executive Officer
Michael Gunderson, Baker Tilly Virchow Krause, LLP
Timothy S. Hearn, Dorsey & Whitney LLP
Jonathan A. Van Horn, Dorsey & Whitney LLP